UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 27, 2004
Commission file number 0-21080

ENBRIDGE INC.
 (Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                         Form 40-F   ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes                         No   ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated January 27, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 27, 2004	By:	/s/ “Murray J. Desrosiers”

Murray J. Desrosiers Senior Legal Counsel

NEWS RELEASE

Enbridge reports 2003 earnings of $667.2 million and increases quarterly dividends by 10.2%

CALGARY, Alberta, January 27, 2004 — Enbridge Inc. today announced earnings applicable to common shareholders of $667.2 million for the year ended December 31, 2003, or $4.03 per share, compared with $576.5 million, or $3.60 per share, in 2002. Contributing to the increase are higher earnings due to crude oil pipeline expansion, a higher ownership interest in the Alliance Pipeline, higher earnings at Enbridge Gas Distribution due to colder than normal weather, as well as higher earnings from additional equity earnings from Enbridge Energy Partners, L.P. (EEP) and CLH of Spain.

Fourth quarter earnings for 2003 are $27.3 million, or $0.16 per share, compared with $34.0 million or $0.18 per share for the fourth quarter in 2002. The fourth quarter of 2003 reflects earnings improvements from the liquids pipelines comprising the Enbridge System, which is more than offset by regulatory decisions at Enbridge Gas Distribution and higher corporate costs. The prior year’s quarter includes a loss of $5.9 million due to closing adjustments on the sale of the United States assets of Enbridge Midcoast Energy.

Consistent with this profitability and the Company’s positive outlook, the Board of Directors announced an increase in the quarterly dividend from $0.415 per common share to $0.4575 per common share. The Board of Directors also declared a quarterly dividend of $0.34375 per Series A Preferred Share. Both dividends are payable on March 1, 2004 to shareholders of record on February 13, 2004.

“2003 was another excellent year for Enbridge as we grew earnings again, to $2.84 per common share excluding unusual items, in line with our previous guidance,” stated Patrick D. Daniel, President & Chief Executive Officer. “While growing earnings in each of our five operating segments, we made good progress on all of our strategic priorities, positioning Enbridge extremely well within the industry. We completed several strategic asset acquisitions and we are making significant progress in expanding the market for Western Canadian oil producers. We also established a premier Canadian Income Trust, Enbridge Income Fund, seeded with assets from Enbridge.”

Mr. Daniel added, “The balance sheet is strong and we continue to pursue multiple growth opportunities in 2004. Based on our outlook for 2004, it is our expectation that earnings, excluding unusual items, will be in the range of $3.00 to $3.10 per common share.”

Consolidated Earnings1

	Three months ended		Twelve months ended
	December 31,		December 31,

(millions of Canadian dollars)	2003	2002	2003	2002

Liquids Pipelines	53.0	37.0	213.5	189.6
Gas Pipelines	17.5	13.8	70.1	47.8
Sponsored Investments	28.8	(3.5)	234.3	(51.1)
Gas Distribution and Services	(64.2)	(18.5)	153.6	124.3
International	20.2	17.6	72.3	68.0
Corporate	(28.0)	(12.4)	(76.6)	(44.4)

	27.3	34.0	667.2	334.2
Discontinued Operations	—	—	—	242.3

	27.3	34.0	667.2	576.5

1	In 2003, the Company changed its financial reporting segments to better reflect the business operations and management structure of the Company. All financial information has been restated to reflect the new segments. Prior year resegmentation is available on the Enbridge website at www.enbridge.com/investor.

Significant non-recurring factors and variances affecting consolidated earnings are as follows:

•	Sponsored Investments includes a $169.1 million after-tax gain on the sale of assets to Enbridge Income Fund (EIF) recorded in the second quarter of 2003.

•	Sponsored Investments included an $82.2 million after-tax writedown recorded in 2002, including a $5.9 million after-tax writedown recorded in the fourth quarter, relating to the Enbridge Midcoast Energy (Midcoast) assets.

•	Sponsored Investments includes a $9.2 million dilution gain in the second quarter of 2003, and a $11.1 million dilution gain in the fourth quarter of 2003, both relating to unit issuances by EEP. The prior year included only one dilution gain from EEP of $6.1 million in the first quarter.

•	Gas Distribution and Services includes the positive effect of colder than normal weather of $46.1 million in 2003. In 2002, warm weather negatively affected earnings by $29.3 million. The positive weather effect in 2003 is partially offset by several regulatory disallowances in 2003, including $7.1 million in the first quarter, a $26.0 million regulatory receivable writedown in the fourth quarter and $4.6 million related to an outsourcing disallowance also in the fourth quarter.

•	The results of Noverco, included in Gas Distribution and Services, reflect a $6.0 million dilution gain relating to a unit issuance by Gaz Metro Limited Partnership.

•	Corporate included a $17.8 million after-tax gain on a sale of marketable securities recorded in the first quarter of 2002.

•	The second quarter of each year includes the effect of the Alberta 0.5% tax rate reductions. The 2003 results also include the effect of a higher federal future tax rate since federal surtax will apply when large corporations tax is eliminated. These tax rate changes result in a $7.1 million net charge to earnings in the second quarter of 2003 compared with a net recovery of $1.4 million in the comparable period of the prior year.

•	Discontinued operations included a $240.0 million after-tax gain on the sale of the retail Energy Services business in 2002.

Operating factors that enhanced earnings in 2003 include the additional ownership interest in Alliance and Vector, commencement of Terrace Phase III on April 1, 2003, as well as, higher earnings from EEP and from CLH of Spain. These positive factors are partially offset by the absence of earnings from Midcoast, which was sold to EEP in October 2002, an increased loss from Aux Sable and additional corporate expenses.

Liquids Pipelines

	Three months ended		Twelve months ended
	December 31,		December 31,

(millions of Canadian dollars)	2003	2002	2003	2002

Enbridge System	48.5	21.5	162.0	123.7
Athabasca System	9.6	10.6	44.8	41.2
NW System	2.1	2.4	8.3	9.5
Saskatchewan System	—	1.5	3.1	6.4
Feeder Pipelines and Other	(7.2)	1.0	(4.7)	8.8

	53.0	37.0	213.5	189.6

•	Enbridge System earnings include incremental earnings from Terrace as Phase III was placed into service ahead of schedule on April 1, 2003, lower depreciation rates as approved by the National Energy Board and power savings realized in the fourth quarter of 2003. Contributing to the year-over-year variance is the negative effect of an adjustment to the power allowance credit due to shippers in the fourth quarter of 2002 as a result of Terrace operating at less than capacity.

•	Higher earnings from the Athabasca System are primarily the result of the completion of additional facilities and tankage, including the Hardisty, Alberta storage project.

•	The Saskatchewan System is included in the results of EIF, in the Sponsored Investments segment, effective June 30, 2003.

•	Feeder Pipelines and Other reflects a provision for costs associated with toll challenges on the Frontier pipeline. In addition, the fourth quarter of 2003 includes higher liquids pipelines business development costs. Other factors contributing to the earnings variance include lower tolls on the Frontier pipeline and the prior year included a revenue adjustment on the Toledo pipeline.

Gas Pipelines

	Three months ended		Twelve months ended
	December 31,		December 31,

(millions of Canadian dollars)	2003	2002	2003	2002

Alliance Pipeline (US)	13.3	5.8	40.3	19.6
Alliance Pipeline (Canada)	—	5.9	19.6	21.1
Vector Pipeline	4.2	2.1	10.2	7.1

	17.5	13.8	70.1	47.8

•	Alliance Pipeline (US) earnings reflect the additional ownership interests of 15.7% acquired in the fourth quarter of 2002, 1.1% in March 2003, 10.7% in April 2003, and 1.1% in October 2003 .

•	Alliance Pipeline (Canada) is included in the results of EIF, in the Sponsored Investments segment, effective June 30, 2003. Prior to its sale to EIF, the Company’s ownership interest in Alliance Pipeline (Canada) was 50%. The Company acquired an additional ownership interest of 16.8% in the fourth quarter of 2002 and 11.8% in April 2003.

•	Vector earnings reflect increased transportation volumes and higher transportation margins due to both colder than normal weather in eastern Canada and higher storage injections. This is further enhanced by an additional ownership interest of 15.0% acquired in the fourth quarter of 2003.

Sponsored Investments

	Three months ended		Twelve months ended
	December 31,		December 31,

(millions of Canadian dollars)	2003	2002	2003	2002

Enbridge Energy Partners	7.6	6.2	27.3	19.5
Enbridge Income Fund	10.1	—	17.6	—
Enbridge Midcoast Energy	—	(3.8)	—	5.5
Gain on sale of assets to EIF	—	—	169.1	—
Writedown of Midcoast assets	—	(5.9)	—	(82.2)
Dilution Gains	11.1	—	20.3	6.1

	28.8	(3.5)	234.3	(51.1)

•	In October 2002, the Company completed the sale of the Enbridge Midcoast Energy assets to EEP. Higher earnings from EEP in 2003 reflect incremental earnings from this and other acquisitions and higher volumes on gas transmission assets.

•	EIF commenced operations June 30, 2003.

•	In each year, EEP issued additional common units. Enbridge did not participate in these offerings, resulting in dilution gains.

Gas Distribution and Services

	Three months ended		Twelve months ended
	December 31,		December 31,

(millions of Canadian dollars)	2003	2002	2003	2002

Enbridge Gas Distribution	(68.5)	(23.5)	103.0	85.3
CustomerWorks/ECS	3.6	2.7	16.9	10.7
Noverco	1.6	(4.0)	24.2	20.6
Other Gas Distribution	(1.0)	(0.7)	6.6	6.2
Enbridge Gas New Brunswick	1.0	1.2	4.4	3.6
Gas Services	(4.7)	2.0	(5.9)	(7.8)
Aux Sable	1.3	0.3	(6.9)	(3.1)
Other	2.5	3.5	11.3	8.8

	(64.2)	(18.5)	153.6	124.3

•	Higher earnings in 2003 are the result of higher distribution volumes attributable to the colder than normal weather experienced in the Enbridge Gas Distribution franchise area, amounting to $46.1 million. During 2002, weather was warmer than normal, resulting in a $29.3 million reduction in earnings. In 2003, degree days, which are used as a measure of coldness, were 19.8% greater than 2002 and 13.0% greater than the forecast based on normal weather.

	Twelve months ended
	December 31,

(millions of Canadian dollars
except number of degree days)	2003	2002

Actual degree days	4,029	3,362
Forecast degree days based on normal weather	3,565	3,700
Earnings increase/(decrease) due to weather	46.1	(29.3)

•	The positive effect of weather in the current year is offset, in part, by a $7.1 million regulatory disallowance related to long-term transportation contracts recognized in the first quarter of 2003, a $4.6 million regulatory disallowance related to affiliate outsourcing and a $26.0 million write-down of a regulatory receivable, both in the fourth quarter of 2003. Operating and maintenance expenses were also higher in 2003.

•	The main component of CustomerWorks/ECS earnings in 2003 is the contribution from CustomerWorks. The primary operations of Enbridge Commercial Services (ECS) were rebundled in Enbridge Gas Distribution at the end of 2002. In 2002, earnings from CustomerWorks were affected by activity levels, including customer service calls, which were lower due to warmer weather. In 2003, earnings reflect higher weather related customer service call volumes and growth in the CustomerWorks customer base.

•	The 2003 operating results for Noverco include a $6.0 million dilution gain, resulting from a Gaz Metro Limited Partnership unit issuance that Noverco did not participate in. This gain was recorded in the fourth quarter.

•	The loss of $5.9 million for Gas Services in 2003 is an improvement of $1.9 million from the prior year. The improvement is due primarily to the commencement of fee-based gas service management contracts with certain U.S.-based companies in late 2002 and increased demand for natural gas and associated transmission service that reduced merchant capacity losses on Alliance and Vector. The variance in the fourth quarter is a result of estimate to actual entries primarily related to prior quarter activity.

•	The loss from Aux Sable reflects the combined effect of higher natural gas prices and lower ethane prices, most significantly during the second quarter. The results from Aux Sable in 2003 also reflect the increase in ownership interest from 21.4% to 42.7% offset by lower depreciation as the acquisition of the additional interest was at a discount to the book value.

International

	Three months ended		Twelve months ended
	December 31,		December 31,

(millions of Canadian dollars)	2003	2002	2003	2002

OCENSA/CITCol	8.3	7.2	32.3	35.3
CLH	13.8	9.4	46.3	33.3
Jose Terminal and Other	(1.9)	1.0	(6.3)	(0.6)

	20.2	17.6	72.3	68.0

•	Earnings from OCENSA/CITCol decreased due to lower incentive earnings from CITCol.

•	Operating results from CLH reflect increased volumes and the impact of the stronger Euro, partially offset by a reduction in marine fleet revenues due to the scheduled retirement of certain ships.

•	As a result of a breach of the Jose Terminal operating agreement by PDVSA, the Venezuelan state oil company, the SWEC Partnership has filed a notice of contract termination and has filed for international arbitration, as provided for in the operating agreement. The Company ceased recognition of earnings commencing February 1, 2003. Other is primarily administration and business development costs, as well as, the results of the Technology business.

Corporate

	Three months ended		Twelve months ended
	December 31,		December 31,

(millions of Canadian dollars)	2003	2002	2003	2002

Corporate	(28.0)	(12.4)	(76.6)	(44.4)

•	During 2003, the Company incurred slightly lower financing costs more than offset by various negative factors in the fourth quarter including increased business development costs, an expense for stock-based compensation and other corporate costs primarily relating to prior year business dispositions and final settlements. The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2003.

•	The 2002 results included a $17.8 million after-tax gain on the sale of marketable securities.

Enbridge will hold a conference call at 2:15 p.m. Mountain time (4:15 p.m. Eastern time) today to discuss the annual results. The call can be accessed at 1-800-375-9259 and will be broadcast live on the Internet at www.enbridge.com/investor. A replay will be available shortly thereafter at 1-800-408-3053 using the access code 1520293#.

The annual audited financial statements and MD&A will be available on Enbridge’s website in February.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended		Year ended
	December 31,		December 31,

(unaudited; millions of Canadian dollars, except per share amounts)	2003	2002	2003	2002

FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	53.0	37.0	213.5	189.6
Gas Pipelines	17.5	13.8	70.1	47.8
Sponsored Investments	28.8	(3.5)	234.3	(51.1)
Gas Distribution and Services	(64.2)	(18.5)	153.6	124.3
International	20.2	17.6	72.3	68.0
Corporate	(28.0)	(12.4)	(76.6)	(44.4)

Continuing operations	27.3	34.0	667.2	334.2
Discontinued operations	—	—	—	242.3

	27.3	34.0	667.2	576.5

Cash Provided By/(Used In) Operating Activities
Earnings plus charges/(credits) not affecting cash	132.8	37.5	965.0	732.7
Changes in operating assets and liabilities	(334.5)	(41.6)	(569.8)	151.6
Cash provided by operating activities of discontinued operations	—	—	—	26.3

	(201.7)	(4.1)	395.2	910.6

Common Share Dividends	71.3	64.6	283.9	251.1
Per Common Share Amounts
Earnings from continuing operations	0.16	0.20	4.03	2.09
Earnings from discontinued operations	—	(0.02)	—	1.51

	0.16	0.18	4.03	3.60

Dividends	0.415	0.380	1.660	1.520

Weighted Average Common Shares Outstanding (millions)			165.5	160.3

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)	2,356	2,152	2,189	2,088
Barrel miles (billions)	188	183	710	705
Average haul (miles)	870	923	889	925
Gas Distribution[3]
Volumes (billion cubic feet)	47	47	458	410
Number of active customers (thousands)	1,679	1,623	1,679	1,623
Degree day deficiency[4]
Actual	22	4	4,029	3,362
Forecast based on normal weather	44	69	3,565	3,700

1.	Highlights of Gas Distribution reflect the results of Enbridge Gas Distribution and other gas distribution operations for the three months and the year ended September 30, 2003 and 2002.
2.	Liquids Pipelines operating highlights include the statistics of the Lakehead System and wholly-owned liquid pipeline operations.
3.	Gas Distribution volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,

(unaudited; millions of Canadian dollars, except per share amounts)	2003	2002	2003	2002

Revenues
Gas sales	433.0	359.9	3,061.7	2,987.7
Transportation	351.4	247.1	1,560.6	1,296.6
Energy services	69.9	50.5	233.0	263.2

	854.3	657.5	4,855.3	4,547.5

Expenses
Gas costs	419.4	292.1	2,720.1	2,578.0
Operating and administrative	223.7	170.9	800.8	834.1
Depreciation	109.0	100.5	443.0	403.9
Writedown of Enbridge Midcoast Energy assets	—	5.3	—	122.7

	752.1	568.8	3,963.9	3,938.7

Operating Income	102.2	88.7	891.4	608.8
Investment and Other Income	53.7	67.9	208.2	283.1
Gain on Sale of Assets to Enbridge Income Fund	—	—	239.9	—
Interest Expense	(114.2)	(101.2)	(451.3)	(422.0)

	41.7	55.4	888.2	469.9
Income Taxes	(6.0)	(12.6)	(187.4)	(102.1)

Earnings from Continuing Operations	35.7	42.8	700.8	367.8
Earnings from Discontinued Operations	—	—	—	242.3

Earnings	35.7	42.8	700.8	610.1
Preferred Security Distributions	(6.6)	(7.1)	(26.7)	(26.7)
Preferred Share Dividends	(1.8)	(1.7)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	27.3	34.0	667.2	576.5

Earnings Applicable to Common Shareholders
Continuing Operations	27.3	34.0	667.2	334.2
Discontinued Operations	—	—	—	242.3

	27.3	34.0	667.2	576.5

Earnings Per Common Share
Continuing Operations	0.16	0.20	4.03	2.09
Discontinued Operations	—	(0.02)	—	1.51

	0.16	0.18	4.03	3.60

Diluted Earnings Per Common Share
Continuing Operations	0.16	0.19	4.00	2.06
Discontinued Operations	—	(0.01)	—	1.50

	0.16	0.18	4.00	3.56

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited; millions of Canadian dollars)
Year ended December 31,	2003	2002

Retained Earnings at Beginning of Year	1,128.1	812.3
Earnings Applicable to Common Shareholders	667.2	576.5
Effect of Change in Accounting for Stock-Based Compensation	—	(5.4)
Preferred Securities Issue Costs	—	(4.2)
Common Share Dividends	(283.9)	(251.1)

Retained Earnings at End of Year	1,511.4	1,128.1

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,

(unaudited; millions of Canadian dollars)	2003	2002	2003	2002

Cash Provided By/(Used In) Operating Activities
Earnings from continuing operations	35.7	42.9	700.8	367.8
Charges/(credits) not affecting cash
Depreciation	109.0	100.5	443.0	403.9
Equity earnings less than/(in excess of) cash distributions	20.5	(22.5)	(22.1)	(44.6)
Gain on sale of assets to Enbridge Income Fund	—	—	(239.9)	—
Gain on reduction of ownership interest	(30.8)	—	(50.0)	(10.0)
Gain on sale of securities	—	—	—	(21.4)
Writedown of EGD regulatory receivable	26.0	—	26.0	—
Writedown of Enbridge Midcoast Energy Assets	—	5.3	—	122.7
Future income taxes	(41.3)	(115.4)	86.8	(64.7)
Other	13.7	26.7	20.4	(21.0)
Changes in operating assets and liabilities	(334.5)	(41.6)	(569.8)	151.6
Cash provided by operating activities of discontinued operations	—	—	—	26.3

	(201.7)	(4.1)	395.2	910.6

Investing Activities
Acquisitions	—	—	(78.3)	(289.3)
Long-term investments	(2.7)	(819.2)	(50.5)	(1,282.7)
Additions to property, plant and equipment	(119.4)	(187.9)	(391.3)	(729.9)
Proceeds on redemption of Enbridge Commercial Trust Preferred Units	—	—	24.9	—
Sale of assets to Enbridge Income Fund	—	—	331.2	—
Sale of Energy Services business	—	—	—	993.3
Sale of Enbridge Midcoast Energy assets	—	529.3	—	529.3
Sale of securities and other assets	—	64.8	—	184.3
Repayments by/(loans to) affiliate	(3.6)	135.8	427.2	358.1
Changes in construction payable	0.6	(2.6)	(3.7)	(14.8)
Other	—	(6.9)	—	—

	(125.1)	(286.7)	259.5	(251.7)

Financing Activities
Net change in short-term borrowings and short-term debt	797.7	(145.3)	359.8	(1,180.9)
Long-term debt issues	—	—	150.0	247.4
Long-term debt repayments	(400.0)	(125.0)	(725.0)	(382.7)
Non-recourse long-term debt issued by joint ventures	12.7	—	538.3	—
Non-recourse long-term debt repaid by joint ventures	—	—	(663.8)	—
Non-controlling interests	(0.8)	3.9	(4.0)	0.2
Preferred securities issued	—	—	—	193.5
Common shares issued	16.4	3.5	70.9	293.1
Enbridge Energy Management shares issued	—	421.9	—	421.9
Preferred security distributions	(6.6)	(7.1)	(26.7)	(26.7)
Preferred share dividends	(1.8)	(1.8)	(6.9)	(6.9)
Common share dividends	(71.3)	(64.6)	(283.9)	(251.1)

	346.3	85.5	(591.3)	(692.2)

Increase/(Decrease) in Cash	19.5	(205.3)	63.4	(33.3)
Cash at Beginning of Period	84.6	246.0	40.7	74.0

Cash at End of Period	104.1	40.7	104.1	40.7

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, millions of Canadian dollars)
December 31,	2003	2002

ASSETS
Current Assets
Cash	104.1	40.7
Accounts receivable and other	1,138.8	817.5
Gas in storage	809.8	583.8

	2,052.7	1,442.0
Property, Plant and Equipment, net	8,530.9	6,947.6
Long-Term Investments	2,390.9	3,371.5
Receivable from Affiliate	169.8	701.5
Deferred Amounts and Other Assets	486.5	315.8
Future Income Taxes	192.5	209.0

	13,823.3	12,987.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	649.6	247.5
Accounts payable and other	894.1	714.1
Interest payable	97.0	102.6
Current maturities and short-term debt	674.9	652.3
Non-recourse current maturities and short-term debt	34.2	—

	2,349.8	1,716.5
Long-Term Debt	5,243.1	6,040.3
Non-Recourse Long-term Debt	752.4	—
Future Income Taxes	829.0	837.4
Non-Controlling Interests	523.0	560.8

	9,697.3	9,155.0

Shareholders’ Equity
Share capital
Preferred securities	532.4	533.7
Preferred shares	125.0	125.0
Common shares	2,239.9	2,169.0
Retained earnings	1,511.4	1,128.1
Foreign currency translation adjustment	(147.0)	12.3
Reciprocal shareholding	(135.7)	(135.7)

	4,126.0	3,832.4

	13,823.3	12,987.4

NOTE TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	SEGMENTED INFORMATION (millions of Canadian dollars)

Three months ended December 31, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	211.6	75.9	—	554.9	11.9	—	854.3
Gas costs	—	—	—	(419.4)	—	—	(419.4)
Operating and administrative	(78.3)	(14.5)	—	(106.3)	(12.8)	(11.8)	(223.7)
Depreciation	(31.1)	(16.9)	—	(58.8)	(0.4)	(1.8)	(109.0)

Operating income/(loss)	102.2	44.5	—	(29.6)	(1.3)	(13.6)	102.2
Investment and other income/(expense)	1.9	2.9	48.0	(15.9)	22.0	(5.2)	53.7
Interest and preferred equity charges	(25.1)	(18.1)	—	(40.9)	(0.1)	(38.4)	(122.6)
Income taxes	(26.0)	(11.8)	(19.2)	22.2	(0.4)	29.2	(6.0)

Earnings applicable to common shareholders	53.0	17.5	28.8	(64.2)	20.2	(28.0)	27.3

Three months ended December 31, 2002

				Gas
	Liquids	Gas	Sponsored	Distribution
	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	194.2	—	78.6	377.3	7.4	—	657.5
Gas costs	—	—	(69.5)	(222.6)	—	—	(292.1)
Operating and administrative	(70.0)	—	(10.7)	(79.6)	(7.6)	(3.0)	(170.9)
Depreciation	(40.4)	—	—	(58.3)	(0.8)	(1.0)	(100.5)
Writedown of Midcoast assets	—	—	(5.3)	—	—	—	(5.3)

Operating income/(loss)	83.8	—	(6.9)	16.8	(1.0)	(4.0)	88.7
Investment and other income/(expense)	0.1	19.8	13.6	2.6	18.0	13.8	67.9
Interest and preferred equity charges	(25.6)	—	(2.1)	(37.8)	(0.7)	(43.8)	(110.0)
Income taxes	(21.3)	(6.0)	(8.1)	(0.1)	1.3	21.6	(12.6)

Earnings applicable to common shareholders	37.0	13.8	(3.5)	(18.5)	17.6	(12.4)	34.0

Year ended December 31, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	821.5	222.1	—	3,785.4	26.2	0.1	4,855.3
Gas costs	—	—	—	(2,720.1)	—	—	(2,720.1)
Operating and administrative	(288.8)	(41.2)	—	(415.9)	(30.5)	(24.4)	(800.8)
Depreciation	(142.6)	(56.7)	—	(237.6)	(2.0)	(4.1)	(443.0)

Operating income/(loss)	390.1	124.2	—	411.8	(6.3)	(28.4)	891.4
Investment and other income/(expense)	3.4	36.6	113.1	19.8	78.1	(42.8)	208.2
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred equity charges	(102.1)	(58.7)	—	(162.2)	(0.5)	(161.4)	(484.9)
Income taxes	(77.9)	(32.0)	(118.7)	(115.8)	1.0	156.0	(187.4)

Earnings applicable to common shareholders	213.5	70.1	234.3	153.6	72.3	(76.6)	667.2

Year ended December 31, 2002

				Gas
	Liquids	Gas	Sponsored	Distribution
	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	787.7	—	1,219.0	2,513.5	27.2	0.1	4,547.5
Gas costs	—	—	(1,051.4)	(1,526.6)	—	—	(2,578.0)
Operating and administrative	(282.5)	—	(109.5)	(410.4)	(19.0)	(12.7)	(834.1)
Depreciation	(150.6)	—	(17.3)	(229.5)	(2.9)	(3.6)	(403.9)
Writedown of Midcoast assets	—	—	(122.7)	—	—	—	(122.7)

Operating income/(loss)	354.6	—	(81.9)	347.0	5.3	(16.2)	608.8
Investment and other income/(expense)	4.8	66.3	44.8	32.1	64.0	71.1	283.1
Interest and preferred equity charges	(99.8)	—	(28.1)	(161.7)	(1.6)	(164.4)	(455.6)
Income taxes	(70.0)	(18.5)	14.1	(93.1)	0.3	65.1	(102.1)

Earnings/(loss) from continuing operations	189.6	47.8	(51.1)	124.3	68.0	(44.4)	334.2

Earnings from discontinued operations							242.3

Earnings applicable to common shareholders							576.5